Exhibit 12.1

Energy Partners, Ltd.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Three Months Ended March 31,		Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Earnings:
Income before income taxes and before cumulative effect of change in accounting principle	$5,760	$23,197	$(78,485)	$114,687	$72,932	$48,766	$(13,481)

Fixed charges	5,251	6,928	25,281	18,839	18,852	14,982	11,791
Dividends	—	—	—	—	(3,783)	(4,050)	(4,019)
Interest capitalized	—	—	—	—	—	—	—
Total Earnings	11,011	30,125	(53,204)	133,526	88,002	59,698	(5,709)

Fixed Charges:
Interest expense	5,084	6,757	24,570	18,121	14,355	10,174	6,988
Dividends	—	—	—	0	3,783	4,050	4,019
Interest capitalized	—	—	—	—	—	—	—
Estimate of interest in rent expense	167	171	711	718	715	758	784

Total Fixed Charges	$5,251	$6,928	$25,281	$18,839	$18,852	$14,982	$11,791

Ratio of earnings to fixed charges (1)	2.10	4.35	—	7.09	4.67	3.98	—

(1)	For the years ended December 31, 2006 and 2002, the ratio of earnings to fixed charges was less than a one to one coverage due to a deficiency of $78.5 million and $9.1 million, respectively.

Energy Partners, Ltd.

Pro Forma Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Pro Forma Three Months Ended March 31, 2007	Pro Forma Year Ended December 31, 2006
Earnings:
Income before income taxes and before cumulative effect of change in accounting principle	$339	$(74,328)

Fixed Charges:	47,738	48,282
Dividends	—	—
Interest capitalized	—	—

Total Earnings	48,077	(26,046)

Fixed Charges:
Interest expense	47,571	47,571
Dividends	—	—
Interest capitalized	—	—
Estimate of interest in rent expense	167	711

Total Fixed Charges	$47,738	$48,282

Ratio of earnings to fixed charges (2)	1.01	—

(2)	For the year ended December 31, 2006, the pro forma ratio of earnings to fixed charges was less than a one-to-one coverage due to a deficiency of $73.9 million.